Articles of Incorporation

This is the Articles of Incorporation/ Organization.

 

202251311865



STATE OF CALIFORNIA
Office of the Secretary of State
ARTICLES OF ORGANIZATION
CA LIMITED LIABILITY COMPANY
California Secretary of State
1500 11th Street
Sacramento, California 95814
(916) 653-3516

For Office Use Only

-FILED-

File No.: 202251311865
Date Filed: 6/23/2022

B0857-9302 06/23/2022 5:08 PM Received by California Secretary of State

Limited Liability Company Name Limited Liability Company Name	92East LLC
Initial Street Address of Principal Office of LLC Principal Address	6312 MURIETTA AVE VAN NUYS, CA 91401
Initial Mailing Address of LLC Mailing Address	6312 MURIETTA AVE VAN NUYS, CA 91401
Attention	
Agent for Service of Process California Registered Corporate Agent (1505)	LEGALZOOM.COM, INC. Registered Corporate 1505 Agent

Purpose Statement
The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

Management Structure

The LLC will be managed by	All LLC Member(s)

Additional information and signatures set forth on attached pages, if any, are incorporated herein by reference and made part of this filing.

Electronic Signature

☒ By signing, I affirm under penalty of perjury that the information herein is true and correct and that I am authorized by California law to sign.

Legalzoom.com, Inc. By: Cheyenne Moseley, Assistant Secretary   06/23/2022

Organizer Signature   Date